Filed by Berry Corporation (bry)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Berry Corporation (bry)

Commission File No.: 001-38606

[The following email was sent to employees of Berry Corporation (bry) and its subsidiaries on December 8, 2025.]

TO: All Berry and C&J Employees

SUBJECT: Update on the Organizational Design and Talent Selection Process

As we approach another significant milestone to closing with our upcoming shareholder meeting on December 15, we want to express our sincere thanks to each of you for continuing to work diligently during this period of inherent uncertainty. It’s truly commendable how everyone has stepped up, balancing their regular responsibilities while also helping to drive our integration planning goals forward. Your commitment to conducting our business and production safely and efficiently does not go unnoticed, and we deeply appreciate your hard work and perseverance.

We know that you still have many questions about the future state of the organization, and what happens when the transaction closes. While we are still not able to determine an exact closing date, or answer all of your questions, we can now share on behalf of the IMO a high-level summary of CRC’s approach to the organizational design and talent management process:

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At Legal Close (or “Day One”), all Berry functions will move over and align under CRC functional leaders for oversight and coordination, while day-to-day work will continue as usual. No other reporting changes will occur at that time.

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No reductions in force are planned around Day One. It is critically important to CRC and the combined organization that legacy Berry operations continue safely and without interruption through Day One – and you are critical to ensuring that.

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Following Day One, an organizational design and talent management process will launch and is expected to take a couple months to complete. A thoughtful, deliberative evaluation process is key to maintaining safe operations and preserving the strengths of both organizations while building the combined company’s future-state structure. The process is still being finalized, and we expect to communicate more details after Day One. For now, we can share that some groups will automatically transfer into the combined organization, and others will involve a selection process. At this point, we have determined that our Utah-based and C&J employees will automatically transfer into the combined organization and continue to operate post-closing as they are today. We are still evaluating the rest of the organization and after Day One we expect to provide additional information about which other groups will automatically transfer and which will go through a selection process, as well as what that process entails. In the meantime, your day-to-day work will continue as usual.

We truly appreciate your patience and dedication. Please rest assured that the combined IMO team is approaching this integration with a thoughtful and strategic mindset aimed at preserving our strengths to build a stronger organization.

Please reach out to Marisol Cortez or the Integration Management Office at IMO@bry.com if you have any questions.

Thank you,

Marisol Cortez	Alana Sotiri

VP Human Resources	SVP People Operations for CRC

FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including statements as to the closing of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of Berry Corporation (bry) (“Berry”) and California Resources Corporation (“CRC”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,”

“estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of Berry and CRC and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond Berry’s and CRC’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause Berry’s and/or CRC’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Berry’s common stock or CRC’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of Berry and CRC or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on Berry or CRC or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of Berry and CRC to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/ and (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement/prospectus that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2025, and other documents filed by Berry or CRC from time to time with the SEC.

Berry and CRC each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of Berry and CRC is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of Berry and CRC has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with proposed transaction, CRC filed with the SEC on October 14, 2025, a registration statement on Form S-4 (the “registration statement”) that became effective on November 3, 2025. The registration statement includes a proxy statement of Berry that also constitutes a prospectus of CRC. The definitive proxy statement/prospectus was filed with the SEC on November 4, 2025 and was first sent to the holders of common stock of Berry on or about November 5, 2025. Berry and/or CRC may also file other documents in connection with proposed transaction. Investors and stockholders of Berry and CRC are urged to read the definitive proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with proposed transaction when they become available, as they contain or will contain important information about Berry, CRC, proposed transaction and related matters. The registration statement and definitive proxy statement/prospectus are available, and other documents filed by Berry or CRC with the SEC when filed will be available, free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the definitive proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources, and may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the definitive proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations. The information included on, or accessible through, Berry’s or CRC’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Berry and its directors and certain of Berry’s executive officers and other employees, and CRC and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus relating to proposed transaction that was filed with the SEC. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; in the definitive proxy statement/prospectus, including under the headings “Interests of Certain Berry Directors and Executive Officers in the Merger” beginning on pages 15 and 91; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”